SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding the Launch of World of Warcraft® : Wrath of the Lich King™ in Mainland China on August 31, 2010, dated August 24, 2010	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: August 24, 2010

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Lisa Jensen Vice President, Global PR, Blizzard Entertainment 949.854.6200 dir 949.854.7900 fax ljensen@blizzard.com	Rob Hilburger PR Director 949.955.1380, x13228 dir 949.854.7900 fax rhilburger@blizzard.com	Wu Wei PR Manager, NetEase 020-85106308 wuwei@corp.netease.com

WORLD OF WARCRAFT®: WRATH OF THE LICH KING™ TO

LAUNCH IN MAINLAND CHINA ON AUGUST 31, 2010

SHANGHAI, CHINA — August 24, 2010 — Blizzard Entertainment, Inc. and NetEase.com, Inc. (NASDAQ: NTES) today announced that World of Warcraft®: Wrath of the Lich King™, the second expansion for Blizzard Entertainment’s award-winning subscription-based massively multiplayer online role-playing game (MMORPG), will launch in mainland China on August 31, 2010.

“We appreciate the continued passion and support that Chinese players have shown for World of Warcraft, and we’re working hard to ensure that they have a topnotch gaming experience when Wrath of the Lich King is released,” said Mike Morhaime, CEO and cofounder of Blizzard Entertainment. “This expansion contains some of the best content we’ve ever created for the game, and we’re excited that Chinese players will soon have a chance to explore everything it has to offer.”

“World of Warcraft is one of the most popular online games among Chinese players, and we believe that the new content in Wrath of the Lich King will generate even more excitement,” said William Ding, CEO of NetEase. “We are fully prepared on all fronts to provide great service and support to all of the new and returning players throughout China, and we look forward to welcoming them to Northrend.”

World of Warcraft: Wrath of the Lich King sends players to the cold, forbidding continent of Northrend, where the fearsome Lich King Arthas Menethil, last seen in Warcraft® III: The Frozen Throne®, works from his secluded citadel to bring all of Azeroth under his twisted dominion. Players will battle the Lich King’s army from the shores of Howling Fjord and Borean Tundra to the seat of his power in Icecrown. In addition, players will be able to advance characters to level 80 and gain powerful new abilities while exploring several new zones and dungeons. The expansion also introduces a number of exciting new features, including expanded player-vs.-player combat options such as siege weapons and destructible buildings, as well as the game’s first Hero class — the death knight.

Since launching in November 2004, World of Warcraft has become the world’s most popular MMORPG, with a current global player base of more than 11.5 million subscribers. For more information on World of Warcraft: Wrath of the Lich King, visit the official website at www.warcraftchina.com.

World of Warcraft’s Subscriber Definition

World of Warcraft subscribers include individuals who have paid a subscription fee or have an active prepaid card to play World of Warcraft, as well as those who have purchased the game and are within their free month of access. Internet Game Room players who have accessed the game over the last thirty days are also counted as subscribers. The above definition excludes all players under free promotional subscriptions, expired or cancelled subscriptions, and expired prepaid cards. Subscribers in licensees’ territories are defined along the same rules.

About Blizzard Entertainment, Inc.

Best known for blockbuster hits including World of Warcraft® and the Warcraft®, StarCraft®, and Diablo® series, Blizzard Entertainment, Inc. (www.blizzard.com), a division of Activision Blizzard (NASDAQ: ATVI), is a premier developer and publisher of entertainment software renowned for creating some of the industry’s most critically acclaimed games. Blizzard Entertainment’s track record includes twelve #1-selling games and multiple Game of the Year awards. The company’s online-gaming service, Battle.net®, is one of the largest in the world, with millions of active players.

About NetEase.com Inc.

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through its in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II and III, Tianxia II, Heroes of Tang Dynasty and Datang, as well as the licensed game, Blizzard Entertainment’s World of Warcraft.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves Blizzard Entertainment’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Blizzard Entertainment generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming” and similar expressions to identify forward-looking statements. Factors that could cause Blizzard Entertainment’s actual future results to differ materially from those expressed in the forward-looking statements set forth in this release include, but are not limited to, sales levels of Blizzard Entertainment’s titles, shifts in consumer spending trends, the impact of the current macroeconomic environment, the seasonal and cyclical nature of the interactive game market, declines in software pricing, product returns and price protection, product delays, retail acceptance of Blizzard Entertainment’s products, competition from the used game market, industry competition and competition from other forms of entertainment, rapid changes in technology, industry standards and consumer preferences, including interest in specific genres such as real-time strategy, action–role-playing and massively multiplayer online games, protection of proprietary rights, litigation against Blizzard Entertainment, maintenance of relationships with key personnel, customers, licensees, licensors, vendors and third-party developers, including the ability to attract, retain and develop key personnel and developers who can create high quality “hit” titles, counterparty risks relating to customers, licensees, licensors and manufacturers, domestic and international economic, financial and political conditions and policies, foreign exchange rates and tax rates, and the identification of suitable future acquisition opportunities, and the other factors identified in the risk factors section of Activision Blizzard’s most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q. The forward-looking statements in this release are based upon information available to Blizzard Entertainment and Activision Blizzard as of the date of this release, and neither Blizzard Entertainment nor Activision Blizzard assumes any obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Blizzard Entertainment or Activision Blizzard and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

This press release also contains statements of a forward-looking nature regarding NetEase’s expectations, plans, intentions or strategies that are forward-looking statements and involve a number of risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market in China will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, Wrath of the Lich King or other expansion packs for games operated by NetEase do not become as popular as management anticipates; the ability of NetEase to effectively market and operate its games; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft or other games licensed by it for a period of time or permanently due to possible governmental actions; the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

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